Exhibit 99.1
Pursuant to FINRA Rule 2310(b)(5), Gladstone Land Corporation (the “Company”) determined the estimated value as of March 31, 2020, of its 6.00% Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”), $25.00 stated value per share, with the assistance of a third-party valuation service. In particular, the third-party valuation service reviewed the amount resulting from the consolidated total equity of the Company (as reflected on the Company’s Consolidated Balance Sheet within its Quarterly Report on Form 10-Q for the three months ended March 31, 2020 (the “Form 10-Q”), which was prepared in accordance with U.S. generally accepted accounting principles), adjusted for the fair value of its long-term assets (i.e., its real estate holdings) and long-term liabilities (each as disclosed within the Form 10-Q (to which this exhibit is attached) under “Non-GAAP Financial Information—Net Asset Value”), divided by the number of shares of the Company's Series B Preferred Stock outstanding. Based on this methodology and because the result from the calculation above is greater than the $25.00 per share state value of the Company's Series B Preferred Stock, the Company has determined that the estimated value of its Series B Preferred Stock as of March 31, 2020, is $25.00 per share.